Exhibit 99.1

Press Release

CENTOGENE and Takeda Extend Market Access and Expansion Partnership to Advance Patient Care Globally

Accelerating the path from diagnosis to available treatments for rare metabolic and rare neurodegenerative diseases

•	CENTOGENE and Takeda extend contract to continue providing access to genetic testing for patients with rare metabolic and rare neurodegenerative diseases

•	The global market access and expansion partnership initially established in 2015 aims to provide an efficient and timely diagnosis to patients

•	Diagnosis remains crucial for patients, leading them towards suitable readily available therapies that can improve their quality of life

CAMBRIDGE, Mass., ROSTOCK, Germany and BERLIN, April 28, 2022 (GLOBE NEWSWIRE) -- Centogene N.V. (Nasdaq: CNTG), the commercial-stage essential biodata life science partner for rare and neurodegenerative diseases, today announced it has extended its partnership with Takeda (TSE: 4502/NYSE: TAK) to diagnose patients with rare metabolic and rare neurodegenerative diseases.

Under the agreement, CENTOGENE will continue providing Takeda access to diagnostic testing for patients around the world. The commercial fee-for-service agreement focuses on expanding patient access to diagnostics for lysosomal storage disorders such as Fabry and Gaucher diseases, and Hunter syndrome.

“We are excited to extend our partnership with Takeda to provide diagnostics and accelerate improved treatment and health outcomes for patients globally,” said Kim Stratton, CEO of CENTOGENE. “With our highly differentiated diagnostic services, CENTOGENE’s network of over 29,000 physicians, and the CENTOGENE Biodatabank driving novel insights, we are uniquely positioned to add significant value to biopharma partners along their entire development pipeline. This collaboration will support the expansion of Takeda’s world-class enzyme replacement treatments and most importantly, bring real solutions to under-served patient communities.”

Within the partnership, CENTOGENE’s proprietary CentoCard® dried blood spot solution provides easy logistics for central diagnostic testing. A key asset to the partnership is the CENTOGENE Biodatabank, the world’s largest real-world data repository for rare and neurodegenerative diseases, which is pioneering access to commercial multiomic products on the market today.

In January 2015, CENTOGENE originally entered into an agreement with Shire Pharmaceuticals, which was acquired in 2019 by Takeda, to provide diagnostic testing capability to enhance early diagnosis of patients suffering from genetic rare diseases. Last year, the contract was extended until March 2022.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository of over 650,000 individuals representing over 120 different countries.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2021, the Company collaborated with over 30 pharmaceutical partners.

For more information, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 30, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

Ben Legg

Corporate Communications

Press@centogene.com

Stern IR
Brendan Payne

+1 (212) 698 8695

brendan.payne@sternir.com